THE DENALI FUND ANNOUNCES EXPIRATION AND RESULTS OF TENDER OFFER FOR ITS AUCTION PREFERRED SHARES

BOULDER, Colorado (Business Wire) – August 4, 2010 - The Denali Fund Inc. (NYSE: DNY) announced the expiration and final results of the previously announced offer to purchase for cash up to 400 of its outstanding Series A auction preferred shares ("APS Shares") at a purchase price equal to 85% of the liquidation preference of $25,000 per share (or, $21,250 per share).  The tender offer expired at 5:00 P.M., Eastern Daylight Time, August 3, 2010.

Based on information provided by the depository, 30 APS Shares had been validly tendered pursuant to the tender offer.   All APS Shares validly tendered and not validly withdrawn in the tender offer have been accepted for payment by the Fund.  Payment of the aggregate consideration of approximately $637,500, not including accrued and unpaid dividends, will be made on the validly tendered shares in accordance with the terms of the tender offer.

The terms and conditions of the tender offer are set forth in the Fund's tender offer materials, which have been distributed to holders of APS Shares. Morrow & Co., LLC serves as information agent for the tender offer and The Colbent Corporation serves as the depository.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell common stock or APS Shares of the Fund. The tender offer was made only by an offer to purchase APS Shares.  Offering materials including an offer to purchase, a related letter of transmittal and other documents have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov or from the information agent by calling 1-800-662-5200.

The Denali Fund Inc. is a non-diversified, closed-end management investment company managed by Boulder Investment Advisers, LLC and Stewart Investment Advisers.   More information on the Fund can be found on the web at www.thedenalifund.com.

Company Contact:
Nicole Murphey
(303) 449-0426

Information Agent Contact:
Morrow & Co., LLC
John Ferguson
(800) 662-5200
(203) 658-9400